Sharon D. Mitchell, Esq.

1357 N Bywood   Clawson, Michigan 48017      (248) 515-6035        sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (760) 369-3350

29 April 2008

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed December 14, 2007
File No. 333-148094

Dear Ms. McManus & Ms. Bancroft:

In response to your letter dated April 2, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to thank you for your expeditious response and straightforward comments regarding the above-referenced Registration Statement Form S-1/A for DRS Inc. Upon your request and advisement, we have made the following revisions to our S1/A:

General

Question 1.  We note your response to our prior comment number 1.  Please tell us whether the warrants and warrant options first become exercisable within 1 year of their original issuance.  Please also clarify your disclosure on the prospectus cover page stating that the shareholders “will have the option to purchase shares at a set price.”  Do the holders currently have this right or not?  Tell us in your response whether it is your intent to register the original issuance or the secondary offering, by shareholders, of the 3, 361,600 shares underlying the warrant options.  We also note that your disclosure on page 26.  The option periods described differ from the option periods described in Exhibit 10.2.

Response: The options first become exercisable within 12 to 48 months from the time this Registration Statement becomes effective, depending on which option the purchaser exercised.  We have removed the original Exhibit 10.2 which reflected the original option agreement as we found it may be too confusing to include both the original option agreement and the Unanimous Consent of the Board of Directors. Additionally, we have combined the tables so they show all shares beneficially owned in one place, rather than having both tables.

Registration Statement Cover Page

Question 2.  Please add the filer status check boxes that were recently added to Form S-1.  Refer to Form S-1.

Response: We have added the filer status check boxes and indicated that we are a smaller reporting company.

Prospectus Cover Page, Page 5

Question 3.  We note your response to prior comment 3 and that your seventh paragraph, repeats much of the information in the preceding paragraphs.  Please revise your cover page to present only information that is key to an investment decision and to eliminate repetition.  Furthermore, please clarify that you will apply to be quoted on the OTC Bulletin Board.  Also, please limit your prospectus cover page to one page.  Refer to Item 501(a) of Regulation S-B.  Lastly, please add the date to the prospectus cover page.  Refer to Item 501(a)(12).

Response:  We have eliminated repetitive paragraphs and indicated that we will be applying to be quoted on the OTC Bulletin Board.

Question 4.  We note your response to prior comment 4; however, the disclosure required by Item 501(a)(10) should be added to the cover page of the prospectus, instead of the registration statement cover page.  Please revise.

Response: We have revised the Prospectus Cover Page to indicate the disclosure required by Item 501(a)(10).

Question 5.  Please clarify whether the full offering will terminate pursuant to the provisions described on page 6 or just the portion of the offering being made by you on a primary basis, but not the secondary offering.

Response:  We have indicated that the full offering will terminate pursuant to the provisions described.

Prospectus Summary, Page 5

Question 6.  We note paragraphs 2 through 4 repeat the same qualification.  A summary, by its very nature, does not include all of the information in the prospectus.  Please revise or consider deleting the qualifying language.

Response:  We have deleted the qualifying language within these paragraphs.

Question 7.  While we note your response to prior comment 6, please revise your summary to provide a concise description of the shares offered with this prospectus so that investors can easily discern the shares offered by you and related proceeds to you.  To that end, please also revise to discuss separately the shares offered by the selling shareholders, in total, and discuss the underlying components.  For instance, your table states that the offering size is $4,868,268 from the offering of 4,868,268 shares, however, it appears that you intend to offer 3,000,000 shares and that your selling shareholders are offering a total of 5,229,868 shares.  Please revise.  Similarly, revise your disclosure throughout your prospectus.

Response:  We have revised our summary to clearly indicate shares offered by the Company, the shareholders and underlying options.

Question 8.  While we note that you have added a financial summary in response to comment 6, please disclose the amount of your net loss for the most recent audited and interim periods.

Response: We have added a brief summary under our financial snapshot indicating the net loss for the abovementioned periods.

Financial Summary, page 10

Question 9.  We note that you include unaudited balance sheet information as of September 30, 2007.  In light of the fact that the interim financial information has been updated for the most recent interim period, please remove this financial information.

Response:  We have eliminated the September 30, 2007 unaudited balance sheet.

Risk Factors, page 12

Question 10.  We note our response to our prior comment 7 and your new disclosure starting on page 15.  To the extent you do not feel a risk is material, it should not be included in your disclosure.  In addition, mitigating language, such as the statement that you “expect an increase in revenues from multi-unit buildings” should be removed from the risk factors section.  Since your new disclosure consists primarily of mitigating language, consider removing it.

Response:  We have removed mitigating language in this disclosure as well as non- material information.

Financial Statements, page 18
Loss of investment upon dissolution of company, page 18

Question 11.  We reissue prior comment 13 in part.  Please revise the subheadings to state the risks and the adverse consequences of the risks.

Response:  These subheadings have been revised to state the risks and adverse consequences of the risks.

Use of Proceeds, page 19

Question 12.  We note your response to prior comment 15.  It appears that the approximate dollar amount remaining after all of your stated uses is substantial and would be material to investors.  Please revise to quantify this amount and either disclose its intended uses or state that management will have absolute discretion in allocating this money.

Response:  The approximate dollar amount remaining after stated uses will be used at the discretion of management and has been so indicated.

Question 13.  Please clarify your disclosure by presenting your use of proceeds in a table.  Also, please present your use of proceeds assuming that you receive 25%, 50% and 75% of the offering.

Response:  This disclosure has been revised to indicate, in a table, use of proceeds as requested.

Question 14.  We note your disclosure on page 20 that the purchase of equipment would dramatically reduce your overhead.  Please revise to delete “dramatically” and instead, quantify the reduction.

Response: This disclosure has been revised with quantifying language.

Dilution, page 20

Question 15.  We note your response to prior comment 17.  Please add dilution disclosure assuming 25% and 75% of the shares sold.

Response:  This table has been revised to indicate the requested percentages of dilution.

Plan of Distribution and Selling Security Holders, page 21

Question 16.  We note your response to prior comment 18 and reissue.  Shareholders listed within your table include organizations that appear to be non-public entities, such as 26.2 Group LLC, Dow Enterprises II LLC, and so forth.  Please revise to provide footnote disclosure of the natural persons who control those non-public entities.

Response:  Rather than indicating in a footnote disclosure of the natural persons controlling these non-public entities, they have been included within the table itself.

Question 17.  It appears that the columns “SHARES BENEFICIALLY OWNED BEFORE RESALE” and “AMOUNT OFFERED (ASSUMING ALL SHARES SOLD)” do not include the shares underlying the warrants.  If you are registering the resale of the shares underlying the warrants, please present all shares beneficially owned and offered by each shareholder in one table.  Include footnote disclosure as appropriate.

Response:  This table has been revised.

Question 18.  We note your disclosure under the table titled “DRS INC. OUTSTANDING WARRANTS.”   This information does not seem necessary to an understanding of the table, given that the exercise prices of each warrant are already disclosed in the table.  Please revise to remove this disclosure or tell us how you believe it aids in an understanding of the other information in the table.

Response: This table has been eliminated and the options are indicated in the table entitled “Shares Beneficially Owned…”

Executive Summary of George Guimont, page 29

Question 19.  While we note your revisions in response to prior comment 19, please make corresponding changes for Mr. Guimont’s executive summary, including removing the reference to his “strong financial background.”  Additionally, please explain what you mean by “T & I.”

Response:  We have removed the abovementioned referenced language and spelled out “tenant improvement.”

 Description of Business, page 33

Question 20.    We note your response to prior comment 21; however, we believe that your disclosure is not clear.  Please clarify that you do not receive any compensation from the manufacturers, and instead pay them a fee. Also, from your disclosure, the role of the recycling company is unclear to us.  Finally, please indicate how you generate revenue and from whom, including a discussion of your usual fee arrangements.

Response:  We have made revisions in our description of business to clarify how we receive compensation and what our role in recycling is.

Question 21.  We note your response to prior comment 22 on page 34.  Please update the status of your plan to start operations in Oregon in first quarter 2008.  Please update throughout the prospectus, accordingly.

Response: We have already begun operations in Oregon and have revised our prospectus to reflect same.

Question 22.  We note your response to prior comment 25 on page 35.  Please add a separate subheading preceding this disclosure.  Also, please add a reference to this section to your table of contents.  Finally, note that our address has changed to 100 F Street, NW, Washington, DC 20549.

Response:  We have added a separate subheading, indicated same in the Table of Contents and have changed the address.

Management’s Discussion and Analysis or Plan of Operation, page 38

Question 23.  We note your response to prior comment 29.  Since you have decided to concentrate on recycling for soil amendment, please revise your third paragraph on page 38 to remove reference to animal bedding, flea powder and absorption agent or clarify that these products are not part of your plan.

Response:  We have revised our prospectus to reflect that we are concentrating on recycling for soil amendment.

Question 24.  While we note your response to prior comment 31 and 32 on page 39, we reissue both comments.  Please revise to disclose the estimated funds you will need to implement each part of your plan.  For instance, you state in the first paragraph that you will need to lease a front-end loader, fuel storage containers and trailers.  It seems from your disclosure in your use of proceeds section on page 19, that you will use approximately $250,000 to secure other equipment needs for your operations in Ridgefield, such as a front-end loader, fuel storage containers, etc.  Please revise throughout this section or advise.

Response: The use of funds for implementation of our business plans has been revised throughout this section.

Question 25.  Furthermore, in the third paragraph on page 39, you state that your reserves of $100,000 will be sufficient to enable you to achieve the “above business model.”  This statement does not seem to encompass your plans for expansion to Port of Ridgefield.  As noted in the comment above, you will need to lease equipment that you estimate to be more than $100,000.  Please revise or advise.  Please also make corresponding changes to your risk factor on page 13.

Response: These revisions have been made.

Results of Operations
For the Six Months Ended December 31, 2007, page 42

Question 26.  We note your disclosure that in August 2007 you entered into a consulting agreement with a management company to oversee the daily business operations of the Company and the cost of these consulting services is included in administrative costs on the statement of operations.  Please tell us how much of this consulting expense is directly related to the drywall scrapping and recycling process.  To the extent this expense is directly related to your revenue producing operations, we would expect the costs to be included in your cost of revenues on the statement of operations.  Please advise or revise accordingly.

Response:  The consultant hired is not directly involved in revenue producing activities, but instead is involved as an overseer to all business operations and therefore the cost of this consultant is treated as an administrative expense and not as a direct cost to revenues.

Question 27.  We note from your response to our prior comment 33 that you have added an analysis of financial conditions and sources of liquidity in MD&A.  Please revise to disclose the expected amount of capital expenditures for fiscal year 2008.

Response:  We have the following disclosure to our MD&A section: Forward Looking Capital Expenditures: Projecting forward into the calendar year 2008, the company expects to spend approximately $20,000 to secure leases for equipment needs. These leases will also require the company to service a monthly debt of approximately $11,100 which breaks down on a monthly basis as follows: $6,000 for the drywall processing machine, $500 for fuel storage containers, $1,100 for a front end loader, $1,500 for a trailer to deliver our processed product, and $2,000 per month for a commercial truck scale.

Certain Relationships and Related Transactions, page 46

Question 28.  We reissue prior comment 35, in part.  Please provide all the information required by Item 404(a) for the rental agreement with George Guimont and the consulting service agreement with Daniel Guimont or advise.

Response: Information has been given to show that our leases with George Guimont is through his personal company and that fees paid are normal and acceptable for like leases if we were doing business with another company.  Additionally, we have indicated that the consulting agreement with Daniel Guimont is through his personal company, DTG Enterprises, Inc. and that he currently paid $14,000 per month for consulting fees.

Question 29.  We note your disclosure of the entities you did business with that are owned by officers or shareholders.  In light of the fact that the amounts and transactions disclosed on page 46 are significantly greater than those disclosed in Note 11, Related Party Transactions, please revise Note 11 to disclose all related party transactions.

Response:  We have revised this disclosure to show that the amount of business conducted was for the calendar year of 2007.

Consolidated Balance Sheets

Question 30.  Reference is made to line item “Receivable from shareholder” in the amount of $225,829 on the face of your balance sheets as of June 30 and December 31, 2007.  Please revise your notes to the consolidated financial statements to disclose the nature and terms of the receivable from shareholder.  Further, tell us why you believe it is appropriate to classify the amount under financing activities within the statement of cash flow for the year ended June 30, 2007.

Response: Please refer to Note 11, “Related Party Transactions” in the financial statements at June 30, 2007 where the nature and terms of this asset is discussed.  We treated this receivable as an advance from shareholder, which it is in fact, and therefore classified the transaction in the statement of cash flows as a financing activity.

Note 3, Net Loss per Share, page F-9

Question 31.  We note that your computation of basis loss per share includes the 14,000,000 shares issued to the officers of the Company for services rendered.  We also note from your response to our prior comment number 42 that the shares issued to the officers are restricted shares.  Please note that depending upon the nature of the restriction (e.g. non-vested shares that will be forfeited if the employee does not satisfy the conditions necessary for vesting), paragraph 6 of SFAS No. 123(R) states that non-vested shares be treated as potential common shares in computing diluted EPS.  In other words, they are excluded from the denominator in the computations of basic EPS because the shares have not yet been earned by the employee.  Please also note although the shares may be considered legally issued and outstanding under the terms of the restricted stock agreement, in the event they are non-vested shares they are still excluded from the computation of basic loss per share.  In this regard, please explain to us why you believe it is appropriate to include the restricted shares in the computation of basic loss per share.  If you conclude that the shares should not be included in basic loss per share, please revise your financial statements, related footnotes and disclosures contained elsewhere in the document, where applicable.

Response:  The shares are “restricted” for resale by the owners as per the rules under 144 and are otherwise fully vested and earned by the employee.

Note 6, Issuance of Common Stock and Warrants, page F-11

Question 32.  We note from your response to our prior comment 42 that the shares of stock are restricted.  Please tell us, and disclose in the notes to the financial statements, the nature of the restrictions, including any vesting provisions and/or conditions of the aard (i.e. market, performance or service).  Also, in light of the restrictions, please tell us how such restrictions were considered in measuring the grant-date fair value of the award.  Please explain to us why you believe it is appropriate to recognize the entire expense at the date of issuance.  Your response should address how you considered paragraphs 39-41 of SFAS No. 123R in determining the requisite service period over which to recognize the stock compensation.

Response:  The shares are “restricted” for resale by the owners as per the rules under 144 and are otherwise fully vested and earned by the employee.

Part II
Other Expenses of Issuance and Distribution, page 51

Question 33.  In the prospectus you estimate offering expenses to be $60,000.  Please revise or advise.

Response:  We have revised our table of expenses to indicate the disclosed expense of $60,000.

Recent Sales of Unregistered Securities, page 52

Question 34.  We note your response to prior comments 49 and 50 and reissue.  Please provide all of the information required by Item 701 within the body of the registration statement, not by incorporating from exhibits.  On page 46, we note that you issued stock as compensation expense to certain individuals.  Please provide disclosure here regarding each of these transactions as required by Item 701.  Furthermore, please revise throughout this section to disclose the total offering price or for securities sold other than cash, describe the transaction and the type and amount of consideration received by you.

Response: We have revised this section to indicate the transactions wherein securities were obtained through methods other than cash, and what consideration was received by the Company.

Signatures, page 57

Question 35.  We reissue prior comment 52.  You may include the titles of your officers, however, please also indicate the principal executive officer, principal financial officer and your controller or principal accounting officer.  Refer to Instruction for Signatures on Form S-1.

Response: These titles have been revised to indicate the abovementioned titles.

Exhibit 5.1

Question 36. Please update your opinion to refer to your registration statement on Form S-1.

Response: This has been revised to indicate our registration statement is on Form S-1, rather than S-B2

Question 37.  Refer to the fifth paragraph.  Please delete the last sentence.  The legal opinion must be valid as of the date of effectiveness.

Response:  This sentence has been deleted.

Question 38.  Please delete the sixth paragraph.  It is inappropriate to limit reliance on the opinion.

Response:  This paragraph has been deleted within the legal opinion letter.

Thank you for you expeditious review of our Registration Statement and for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell
Attorney at Law
(248) 515-6035